UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 18, 2018

SPRINT CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	1-04721	46-117005
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6200 Sprint Parkway, Overland Park, Kansas		66251
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (877) 564-3166

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry Into a Material Definitive Agreement.

On May 18, 2018, Sprint Capital Corporation (“SCC”), a wholly-owned finance subsidiary of Sprint Communications, Inc. (“SCI”), which is in turn a wholly-owned subsidiary of Sprint Corporation (“Sprint Corp”), entered into the Fourth Supplemental Indenture (the “Supplemental Indenture”) by and among SCC, SCI and The Bank of New York Mellon Trust Company, N.A. (the “Trustee”), which amends and supplements the Indenture, dated as of October 1, 1998, by and among SCC, SCI and the Trustee (as amended and supplemented, the “Indenture”).

The Supplemental Indenture effects certain amendments (the “Indenture Amendments”) to the Indenture pertaining to SCC’s 6.875% Notes due 2028 (CUSIP No. 852060AD4) (the “2028 Notes”) and 8.750% Notes due 2032 (CUSIP Nos. 852060AT9; 144A: 852060AQ5; Reg S: U84681AD4) (together with the 2028 Notes, the “SCC Notes” and each series of the SCC Notes, a “Series”). Holders representing at least a majority in aggregate principal amount of each Series consented to the Indenture Amendments.

The Indenture Amendments are being effected in connection with Sprint Corp’s previously announced agreement to merge (the “Merger”) with a wholly-owned subsidiary of T-Mobile US, Inc. (“T-Mobile”), with Sprint surviving, after which Sprint is expected to become a direct or indirect wholly-owned subsidiary of T-Mobile USA, Inc. (“T-Mobile USA”), pursuant to that certain Business Combination Agreement (the “Business Combination Agreement”), dated as of April 29, 2018, among Sprint, T-Mobile, SoftBank Corp., Deutsche Telekom AG and the additional parties thereto (the Merger, together with the other transactions contemplated by the Business Combination Agreement, the “T-Mobile Transaction”).

The Indenture Amendments amend the Indenture pertaining to each Series to (1) to amend Section 1012 (Limitation Upon Mortgages and Liens of the Guarantor) to expressly provide, for the avoidance of doubt, that, despite the fact that none of the transferred portfolio of FCC licenses and certain third-party leased license agreements was transferred by SCI or any Restricted Subsidiary (as defined in the Indenture), the securitization consummated in connection with the issuance by certain securitization entities of wireless spectrum backed notes (and any future transaction under such securitization) is not subject to Section 1012 (the “Spectrum Amendment”), (ii) to add a restriction on consolidations, mergers and transfers of all or substantially all property and assets of T-Mobile USA and (iii) to remove the restrictions on transfers of all or substantially all property and assets of SCC and SCI (the amendments described in clauses (ii) and (iii), the “Other Amendments”). The Spectrum Amendment became effective on May 18, 2018 and the Other Amendments will become effective immediately prior to the consummation of the T-Mobile Transaction.

The Supplemental Indenture is attached hereto as Exhibit 4.1. The foregoing description of the Supplemental Indenture is qualified in its entirety by reference to the full text of the Supplemental Indenture, which is incorporated herein by reference.

Item 8.01	Other Events.

On May 18, 2018, Sprint Corp issued a press release announcing expiration of SCC’s previously announced consent solicitation and receipt of the requisite consents to approve the Indenture Amendments. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

4.1	Fourth Supplemental Indenture, dated as of May 18, 2018, to the Indenture, dated as of October 1, 1998, by and among Sprint Capital Corporation, Sprint Communications, Inc. and The Bank of New York Mellon Trust Company, N.A.

99.1	Press Release, dated May 18, 2018.

Important Additional Information

In connection with the proposed transaction, T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corp, that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint Corp stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint Corp. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint Corp with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint Corp and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint Corp’s directors and executive officers is available in Sprint Corp’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint Corp’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint Corp as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPRINT CORPORATION

By:	/s/ Stefan K. Schnopp
Name: Stefan K. Schnopp
Title: Vice President and Corporate Secretary

Date: May 18, 2018